Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2022

1.	Important Notice

1.1.

The Board of Directors, the Supervisory Committee and the Directors, Supervisors and Senior Management of PetroChina Company Limited (the “Company”) warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2.	This quarterly report has been approved at the 18th meeting of the eighth session of the Board of Directors of the Company. All Directors have attended the current meeting of the Board of Directors.

1.3.

Mr. Dai Houliang, Chairman of the Board of Directors of the Company, Mr. Huang Yongzhang, Director and President of the Company, and Mr. Wang Hua, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial information set out in this quarterly report.

1.4.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

2.	Basic Information of the Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

				Unit: RMB Million
Items	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
	2022	2021	Changes over the same period of the preceding year	2022	2021	Changes over the same period of the preceding year
Revenue	840,780	683,760	23.0%	2,455,401	1,880,341	30.6%
Profit attributable to owners of the Company	37,880	22,089	71.5%	120,271	75,126	60.1%
Return on net assets (%)	2.82	1.77	1.05 percentage points	8.96	6.03	2.93 percentage points
Basic earnings per share (RMB Yuan)	0.21	0.12	71.5%	0.66	0.41	60.1%
Diluted earnings per share (RMB Yuan)	0.21	0.12	71.5%	0.66	0.41	60.1%

			Unit: RMB Million
Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Net cash flows from operating activities	313,548	226,747	38.3%

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,793,316	2,502,262	11.6%
Equity attributable to equity holders of the Company	1,342,959	1,263,561	6.3%

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

				Unit: RMB Million
Items	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
	2022	2021	Changes over the same period of the preceding year	2022	2021	Changes over the same period of the preceding year
Operating income	840,780	683,760	23.0%	2,455,401	1,880,341	30.6%
Net profit attributable to equity holders of the Company	37,878	22,086	71.5%	120,266	75,122	60.1%
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	39,968	23,013	73.7%	129,607	68,244	89.9%
Weighted average return on net assets (%)	2.82	1.76	1.06 percentage points	9.11	6.05	3.06 percentage points
Basic earnings per share (RMB Yuan)	0.21	0.12	71.5%	0.66	0.41	60.1%
Diluted earnings per share (RMB Yuan)	0.21	0.12	71.5%	0.66	0.41	60.1%

			Unit: RMB Million
Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Net cash flows from operating activities	313,548	226,747	38.3%

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,793,583	2,502,533	11.6%
Equity attributable to equity holders of the Company	1,343,209	1,263,815	6.3%

	Unit: RMB Million
Non-recurring profit/loss items	Profit/(loss) for the three months ended September 30 (July - September)	Profit/(loss) for the nine months ended September 30 (January – September)
Net loss on disposal of non-current assets	(744)	(7,614)
Government grants recognised in the income statement	154	545
Reversal of provisions for bad debts against receivables	51	102
Net profit on disposal of subsidiaries, associated companies and joint ventures	9	58
Other non-operating expenses	(2,355)	(5,200)

Sub-total	(2,885)	(12,109)

Tax impact of non-recurring profit/loss items	692	2,648
Impact of non-controlling interests	103	120
Total	(2,090)	(9,341)

2.1.3	Differences between CAS and IFRS

☒ Applicable        ☐ Inapplicable

The consolidated net profit for the nine months ended September 30, 2022 under IFRS and CAS were RMB133,635 million and RMB133,630 million, respectively, with a difference of RMB5 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,512,725 million and RMB1,512,976 million, respectively, with a difference of RMB251 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (中國石油天然氣集團公司, now renamed 中國石油天然氣集團有限公司 on 19 December 2017, “CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2

Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Shareholders of Shares Without Selling Restrictions) as at the end of the Reporting Period

Total number of shareholders as at the end of the reporting period	565,335 shareholders including 559,483 holders of A shares and 5,852 holders of H shares (including 120 holders of the American Depository Shares(1))

Shareholdings of the top ten shareholders
Name of shareholders	Nature of shareholder	Percentage of Shareholdings (%)	Number of shares held		Number of shares with selling restrictions	Pledged, marked or frozen shares
						Condition of shares	Number of shares
CNPC	State-owned Legal Person	81.38	148,933,827,108	(2)	0		0
HKSCC Nominees Limited(3)	Overseas Legal Person	11.42	20,900,264,314	(4)	0		0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned Legal Person	2.09	3,819,963,834		0	Pledged	3,819,965,034
Hong Kong Securities Clearing Company Limited (“HKSCC”)(5)	Overseas Legal Person	0.56	1,020,808,062		0		0
China Securities Finance Corporation Limited	State-owned Legal Person	0.56	1,020,165,128		0		0
China Metallurgical Group Corporation	State-owned Legal Person	0.31	560,000,000		0		0
Central Huijin Asset Management Ltd.	State-owned Legal Person	0.11	201,695,000		0		0
Bosera Fund - Ansteel Group Corporation - Bosera Fund Xin’an No.1 Single Asset Management Plan	State-owned Legal Person	0.10	177,258,900		0		0
Industrial and Commercial Bank of China Limited - SSE 50 Exchange Traded Index Securities Investment Fund	State-owned Legal Person	0.05	90,342,599		0		0
Shi Aizhong	Domestic Natural Person	0.05	84,031,044		0		0

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders	Number of shares held	Type of shares
CNPC	148,933,827,108	A shares
HKSCC Nominees Limited	20,900,264,314	H shares
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,963,834	A shares
Hong Kong Securities Clearing Company Limited	1,020,808,062	A shares
China Securities Finance Corporation Limited	1,020,165,128	A shares
China Metallurgical Group Corporation	560,000,000	A shares
Central Huijin Asset Management Ltd.	201,695,000	A shares
Bosera Fund - Ansteel Group Corporation - Bosera Fund Xin’an No.1 Single Asset Management Plan	177,258,900	A shares
Industrial and Commercial Bank of China Limited - SSE 50 Exchange Traded Index Securities Investment Fund	90,342,599	A shares
Shi Aizhong	84,031,044	A shares

Statement on the connection or activities acting in concert among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and HKSCC that are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the other top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

Notes: (1)	The American Depository Shares program of the Company was terminated at 17:00 on October 17, 2022 (Eastern Time in the U.S.).
(2)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(3)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(4)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total issued shares of the Company. These shares were held in the name of HKSCC Nominees Limited.

(5)

HKSCC is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

2.3

Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the End of the Reporting Period

☐ Applicable            ☒ Inapplicable

2.4	Business Review

The world economy maintained a slow-paced growth during the first three quarters in 2022 due to the combined effects of geopolitical tensions, inflation, interest rate hikes in the United States and Europe, and repeated outbreaks of COVID-19 pandemic (“COVID-19”). The demand and supply of crude oil in international market maintained a tight balance, and the international crude oil price rose materially compared with the same period of last year, with the average spot price of North Sea Brent crude oil and the average spot price of the West Texas Intermediate (“WTI”) crude oil standing at US$105.51 per barrel and US$98.39 per barrel, representing a surge of 55.3% and 51.1% as compared with the same period of last year, respectively. The domestic macro-economy in China has been recovering steadily and the gross domestic product (“GDP”) increased by 3.0% in the first three quarters as compared to the same period of last year. As a result of the recurrence of COVID-19 in some areas, the demand for refined oil in domestic market declined, while the demand for natural gas in domestic market has been growing.

The Group conscientiously implemented the new development concept and the requirements for high-quality development, overcame the difficulties such as the recurrence of COVID-19 in some areas of China and the decline in market demand for refined oil, and coordinated epidemic prevention and control, production and operation, and reform and development. It vigorously strengthened exploration and development, and effectively guaranteed the supply of oil and gas on a safe and stable basis. The Group continued to deepen the specific project on the improvement of quality and profitability, continuously improved the ability to create profits and ensured stable production and operation. The operating results were the best compared with same period in past years owing to the surge in the prices of oil in international market. In the first three quarters of 2022, the average realised price for crude oil of the Group was US$95.19 per barrel, representing an increase of 51.9% as compared with the same period of last year, of which the domestic realised price was US$95.58 per barrel, representing an increase of 52.6% as compared with the same period of last year. The domestic average realised price for natural gas was US$7.78 per thousand cubic feet, representing an increase of 31.2% as compared with the same period of last year. According to IFRS, the Group generated a revenue of RMB2,455,401 million, representing an increase of 30.6% as compared with the same period of last year, and a net profit attributable to owners of the Company of RMB120,271 million, representing an increase of 60.1% as compared with the same period of last year. Net cash flow from operating activities increased by 38.3% as compared with the same period of last year, and the substantial growth in free cash flows maintained a sound financial position.

With respect to its domestic oil, gas and new energies business Note, the Group continued to explore with high efficiency, vigorously strengthened exploration and development, and actively promoted production capacity construction. Besides strengthening the stable production in old oil and gas fields, the Group accelerated the profitable production construction in new areas, and strived to increase recoverable reserves and cost-effective production with economies of scale. The Group implemented the requirements of carbon peak and carbon neutrality targets, and adhered to the integrated development between oil, gas and new energies. The Group solidly promoted new energies business such as wind power generation and photovoltaic power generation, geothermal, carbon capture, utilization and storage (CCUS). It also adhered to delicacy management and continued to strengthen cost control. In the first three quarters of 2022, the domestic crude oil output from the Group amounted to 576.9 million barrels, representing an increase of 2.7% as compared with the same period of last year. The marketable natural gas output from the Group amounted to 3,295.9 billion cubic feet, representing an increase of 5.1% as compared with the same period of last year. The oil and gas equivalent output amounted to 1,126.4 million barrels, representing an increase of 3.9% as compared with the same period of last year. In terms of its overseas business, by focusing on profitable exploration, delicacy development and optimised production and operation, the Group actively and steadily pushed forward the production and operation of key projects. In the first three quarters of 2022, the overseas crude oil output from the Group amounted to 100.1 million barrels, representing a decrease of 0.6%, which was primarily due to the surge in international oil prices and the decrease in product sharing of several overseas projects. The marketable natural gas output of the Group amounted to 148.9 billion cubic feet, representing an increase of 3.5% as compared with the same period of last year. The oil and gas equivalent output amounted to 125.0 million barrels, representing an increase of 0.2% as compared with the same period of last year. The overall crude oil output from the Group amounted to 677.0 million barrels, representing an increase of 2.2% as compared with the same period of last year. The overall marketable natural gas output of the Group amounted to 3,444.8 billion cubic feet, representing an increase of 5.0% as compared with the same period of last year. The oil and gas equivalent output amounted to 1,251.4 million barrels, representing an increase of 3.5% as compared with the same period of last year. The unit oil and gas lifting cost was US$11.73 per barrel, representing an increase of 3.3% as compared with the same period of last year, which was mainly due to the rise in material, power, operation fee and other basic operating costs. The oil, gas and new energies segment achieved in the first three quarters of 2022 an operating income of RMB688,759 million, representing an increase of 41.3%, and achieved an operating profit of RMB138,933 million, representing a surge of RMB 80,564 million as compared with the same period of last year.

Note: Since the third quarter of 2022, the Exploration and Production Segment of the Group has been renamed as Oil, Gas and New Energies Segment, and the Refining and Chemicals Segment of the Group has been renamed as Refining, Chemicals and New Materials Segment.

Key Data of Oil, Gas and New Energies Business

Operating data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2022	2021
Crude oil output	Million barrels	677.0	662.3	2.2
of which: domestic	Million barrels	576.9	561.6	2.7
overseas	Million barrels	100.1	100.7	(0.6)
Marketable natural gas output	Billion cubic feet	3,444.8	3,280.5	5.0
of which: domestic	Billion cubic feet	3,295.9	3,136.6	5.1
overseas	Billion cubic feet	148.9	143.9	3.5
Oil and gas equivalent output	Million barrels	1,251.4	1,209.2	3.5
of which: domestic	Million barrels	1,126.4	1,084.5	3.9
overseas	Million barrels	125.0	124.7	0.2

Notes: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

In respect of the refining, chemicals and new materials business, the Group, by adhering to the market-oriented approach, strengthened the connection between production and sales, so as to maintain the smooth operation of the industrial chain. With continued efforts to “reduce refined products and increase chemicals” and “reduce refined products and increase special products”, the Group continuously optimised product structure. Japan New Materials Research Institute was established for the purpose of strengthening the research and development of new materials and increasing the proportion of high-end special materials and high value-added products, which increased the output of new materials significantly. The Group continuously deepened benchmarking management and paid close attention to the whole process cost control. New progress was made in the construction of key projects, and the integration project of refining and chemicals of Guangdong Petrochemical entered the start-up preparation stage. In the first three quarters of 2022, the Group processed a total amount of 895.7 million barrels of crude oil, representing a decrease of 1.8% as compared with the same period of last year. The Group produced 77.456 million tons of gasoline, kerosene and diesel, representing a decrease of 4.8% as compared with the same period of last year. The output of chemical products amounted to 23.486 million tons, representing an increase of 3.5% as compared with the same period of last year. The refining, chemicals and new materials segment achieved an operating income of RMB879,521 million in the first three quarters in 2022, representing an increase of 24.6% as compared with the same period of last year, and an operating profit of RMB26,366 million, representing a decrease of 17.6% as compared with the same period of last year, of which the refining business recorded an operating income of RMB684,064 million, representing an increase of 28.3% as compared with the same period of last year, and an operating profit of RMB26,587 million, representing an increase of 32.1% as compared with the same period of last year. The chemical business achieved an operating income of RMB195,457 million, representing an increase of 13.2% as compared with the same period of last year, and recorded an operating loss of RMB221 million owing to the rise in the cost of raw materials, representing a decrease of RMB12,078 million as compared with the same period of last year.

Key Data of Refining, Chemicals and New Materials Business

Operating data	unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2022	2021
Processed crude oil	Million barrels	895.7	911.9	(1.8)
Gasoline, kerosene, diesel output	’000 ton	77,456	81,327	(4.8)
of which: Gasoline	’000 ton	32,768	37,400	(12.4)
Kerosene	’000 ton	6,173	9,200	(32.9)
Diesel	’000 ton	38,515	34,727	10.9
Output of key chemical products
Ethylene	’000 ton	5,498	4,756	15.6
Synthetic resin	’000 ton	8,623	7,834	10.1
Synthetic fibre raw materials and polymers	’000 ton	837	862	(2.9)
Synthetic rubber	’000 ton	795	761	4.5
Urea	’000 ton	1,995	1,802	10.7

Notes: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

The marketing segment of the Group strived to overcome the adverse impact of the recurrence of COVID-19 in some areas in China and the decrease in market demand for refined oil products, vigorously strengthened refined marketing and continuously optimised customer service. Efforts were made to expand sales, strengthen the connection between production and sales, and continuously optimise inventory management, so as to ensure smooth sales of products. By coordinating both domestic and international markets, the profitability of international trade was further enhanced. The Group actively developed its non-oil business in order to create new sources of profit growth. In the first three quarters of 2022, the Group recorded sales of 110.751 million tons of gasoline, kerosene and diesel, representing a decrease of 10.5% as compared with the same period of last year, of which the domestic sales of gasoline, kerosene and diesel amounted to 79.401 million tons, representing a decrease of 5.6% as compared with the same period of last year. The marketing segment recorded in the first three quarters of 2022 an operating income of RMB2,109,425 million, representing an increase of 35.4% as compared with the same period of last year. Affected by the decrease in the gross profit and sales volume of refined oil, the marketing segment achieved an operating profit of RMB7,242 million, representing a decrease of 17.5% as compared with the same period of last year.

Key Data of the Marketing Business

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2022	2021
Total sales volume of gasoline, kerosene and diesel	’000 ton	110,751	123,694	(10.5)
of which: Gasoline	’000 ton	44,025	50,621	(13.0)
Kerosene	’000 ton	9,548	12,217	(21.8)
Diesel	’000 ton	57,178	60,856	(6.0)
Domestic sales volume of gasoline, kerosene and diesel	’000 ton	79,401	84,106	(5.6)
of which: Gasoline	’000 ton	34,707	40,139	(13.5)
Kerosene	’000 ton	4,487	7,348	(38.9)
Diesel	’000 ton	40,207	36,619	9.8

Number of gas stations and convenience stores	Unit	As at September 30, 2022	As at December 31, 2021	Changes over the same period of the preceding year (%)
Number of gas stations	Unit	22,681	22,800	(0.5)
Number of convenience stores	Unit	19,985	20,178	(1.0)

The natural gas marketing business actively optimised the resource structure and strived to control procurement costs. It highlighted targeted marketing, increased online sales scale, actively expanded terminal retail market, and strived to enhance sales profitability. In the first three quarters of 2022, the Group sold 189.466 billion cubic metres of natural gas, representing a decrease of 4.7% as compared with the same period of last year, of which the domestic sales of natural gas amounted to 147.246 billion cubic metres, representing an increase of 6.6% over the same period of last year. The natural gas marketing segment achieved an operating income of RMB370,062 million in the first three quarters of 2022, representing an increase of 29.8% over the same period of last year, and realised an operating profit of RMB15,644 million, representing a decrease of 15.0% as compared with the same period of last after excluding the impact of the gains brought by the restructuring of pipeline assets last year. Such decrease was mainly due to the rising cost of imported natural gas.

3.	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒  Applicable    ☐  Inapplicable

Unit: RMB Million

Items	For the nine months ended September 30		Changes	Key explanation of the changes
	2022	2021
Operating income	2,455,401	1,880,341	30.6%	Mainly due to the increase in the sales of natural gas, chemical products and other products in domestic market and the surge in prices of some oil and gas products
Net profit attributable to equity holders of the Company	120,266	75,122	60.1%	Mainly due to the increase in the sales of natural gas, chemical products and other products in domestic market, the surge in prices of some oil and gas products and effective control of costs
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	129,607	68,244	89.9%	Mainly due to the substantial increase in the net profit attributable to equity holders of the Company together with gains from restructuring of pipelines assets in the preceding year
Net cash flows from operating activities	313,548	226,747	38.3%	Mainly due to the increase in net profit and the change in working capital
Weighted average returns on net assets (%)	9.11	6.05	3.06 percentage points	Mainly due to the substantial increase in the net profit attributable to equity holders of the Company
Basic earnings per share (RMB Yuan)	0.66	0.41	60.1%	Due to the substantial increase in the net profit attributable to equity holders of the Company
Diluted earnings per share (RMB Yuan)	0.66	0.41	60.1%	Due to the substantial increase in the net profit attributable to equity holders of the Company

3.2	Other Major Matters

☐  Applicable    ☒  Inapplicable

4.	Financial statements for the third quarter of 2022

4.1	Financial statements for the third quarter of 2022 prepared in accordance with CAS

1.	Consolidated Balance Sheet

ASSETS	September 30, 2022	December 31, 2021
	RMB million	RMB million
Current assets
Cash at bank and on hand	264,728	163,536
Derivative financial assets	41,112	3,913
Accounts receivable	98,557	52,746
Receivables financing	8,363	3,975
Advances to suppliers	27,385	14,598
Other receivables	67,441	39,554
Inventories	206,494	143,848
Other current assets	55,909	58,668

Total current assets	769,989	480,838

Non-current assets
Investments in other equity instruments	787	1,176
Long-term equity investments	272,906	265,884
Fixed assets	400,069	418,837
Oil and gas properties	797,546	816,788
Construction in progress	247,470	223,671
Right-of-use assets	135,284	139,359
Intangible assets	90,692	90,587
Goodwill	8,755	7,987
Long-term prepaid expenses	10,489	11,391
Deferred tax assets	16,167	12,161
Other non-current assets	43,429	33,854

Total non-current assets	2,023,594	2,021,695

TOTAL ASSETS	2,793,583	2,502,533

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

1.	Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2022	December 31, 2021
	RMB million	RMB million
Current liabilities
Short-term borrowings	53,465	40,010
Derivative financial liabilities	37,101	3,881
Notes payable	17,155	20,089
Accounts payable	280,053	233,221
Contract liabilities	84,920	78,481
Employee compensation payable	22,000	8,975
Taxes payable	76,394	76,774
Other payables	108,489	28,493
Current portion of non-current liabilities	56,559	19,893
Other current liabilities	17,837	8,341

Total current liabilities	753,973	518,158

Non-current liabilities
Long-term borrowings	186,562	198,005
Debentures payable	52,914	89,170
Lease liabilities	120,517	123,222
Provisions	134,686	129,405
Deferred tax liabilities	22,660	26,654
Other non-current liabilities	9,295	8,795

Total non-current liabilities	526,634	575,251

Total liabilities	1,280,607	1,093,409

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	123,085	127,375
Special reserve	12,009	9,231
Other comprehensive income	(19,406)	(34,737)
Surplus reserve	211,970	211,970
Undistributed profits	832,530	766,955

Equity attributable to equity holders of the Company	1,343,209	1,263,815

Non-controlling interests	169,767	145,309

Total shareholders’ equity	1,512,976	1,409,124

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,793,583	2,502,533

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

2.	Company Balance Sheet

ASSETS	September 30, 2022	December 31, 2021
	RMB million	RMB million
Current assets
Cash at bank and on hand	138,949	35,505
Accounts receivable	14,900	7,429
Receivables financing	8,062	3,598
Advances to suppliers	16,425	6,273
Other receivables	9,397	4,327
Inventories	127,219	95,828
Other current assets	43,979	44,442

Total current assets	358,931	197,402

Non-current assets
Investments in other equity instruments	313	388
Long-term equity investments	469,388	461,462
Fixed assets	246,155	259,790
Oil and gas properties	604,185	622,093
Construction in progress	167,577	150,829
Right-of-use assets	60,390	61,889
Intangible assets	68,771	68,884
Goodwill	52	43
Long-term prepaid expenses	7,521	8,384
Other non-current assets	14,959	12,786

Total non-current assets	1,639,311	1,646,548

TOTAL ASSETS	1,998,242	1,843,950

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

2.	Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2022	December 31, 2021
	RMB million	RMB million
Current liabilities
Short-term borrowings	21,046	23,328
Notes payable	16,794	19,369
Accounts payable	98,720	90,968
Contract liabilities	59,017	57,698
Employee compensation payable	17,265	6,669
Taxes payable	41,783	51,615
Other payables	170,779	72,324
Current portion of non-current liabilities	45,333	8,644
Other current liabilities	15,090	5,918

Total current liabilities	485,827	336,533

Non-current liabilities
Long-term borrowings	99,561	99,767
Debentures payable	49,380	85,000
Lease liabilities	46,810	47,976
Provisions	94,544	90,941
Deferred tax liabilities	1,889	7,914
Other non-current liabilities	4,680	4,678

Total non-current liabilities	296,864	336,276

Total liabilities	782,691	672,809

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	122,957	127,207
Special reserve	6,957	4,829
Other comprehensive income	840	250
Surplus reserve	200,878	200,878
Undistributed profits	700,898	654,956

Total shareholders’ equity	1,215,551	1,171,141

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,998,242	1,843,950

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

3-1.	Consolidated Income Statement

Item	Three months ended September 30 (July-September)
	2022	2021
	RMB million	RMB million
Operating income	840,780	683,760
Less: Cost of sales	(673,348)	(551,105)
Taxes and surcharges	(73,243)	(60,507)
Selling expenses	(16,964)	(18,385)
General and administrative expenses	(13,117)	(14,805)
Research and development expenses	(4,816)	(3,706)
Finance expenses	(5,902)	(4,111)
Including: Interest expenses	(5,551)	(4,630)
Interest income	1,068	451
Add: Other income	3,724	1,479
Investment income	(6,072)	4,989
Including: Income from investment in associates and joint ventures	4,737	3,811
Gains or losses on changes in fair value	6,869	—
Reversal of/(Losses on) credit impairment	63	(68)
Asset impairment losses	(12)	(75)
Gain on asset disposal	141	381

Operating profit	58,103	37,847

Add: Non-operating income	672	1,038
Less: Non-operating expenses	(3,759)	(2,699)

Profit before taxation	55,016	36,186

Less: Taxation	(13,100)	(10,947)

Net profit	41,916	25,239

Classified by continuity of operations:
Net profit from continuous operation	41,916	25,239
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	37,878	22,086
Non-controlling interests	4,038	3,153
Earnings per share
Basic earnings per share (RMB Yuan)	0.21	0.12
Diluted earnings per share (RMB Yuan)	0.21	0.12

Other comprehensive income, net of tax	11,467	(4,590)
Other comprehensive income (net of tax) attributable to equity holders of the Company	6,639	(4,757)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(69)	64
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	491	242
Cash flow hedging reserve	1,782	—
Translation differences arising from translation of foreign currency financial statements	4,435	(5,063)
Other comprehensive income (net of tax) attributable to non-controlling interests	4,828	167

Total comprehensive income	53,383	20,649

Attributable to:
Equity holders of the Company	44,517	17,329
Non-controlling interests	8,866	3,320

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

3-2.	Consolidated Income Statement

Item	Nine months ended September 30
	2022	2021
	RMB million	RMB million
Operating income	2,455,401	1,880,341
Less: Cost of sales	(1,936,795)	(1,508,745)
Taxes and surcharges	(213,843)	(162,591)
Selling expenses	(49,736)	(50,787)
General and administrative expenses	(37,461)	(41,227)
Research and development expenses	(13,958)	(11,994)
Finance expenses	(15,086)	(13,321)
Including: Interest expenses	(15,195)	(14,824)
Interest income	2,443	1,730
Add: Other income	10,130	3,988
Investment income	(10,452)	31,202
Including: Income from investment in associates and joint ventures	12,841	11,244
Gains or losses on changes in fair value	(1,563)	—
Credit losses	(440)	(336)
Asset impairment losses	(579)	(549)
Gain on asset disposal	490	842

Operating profit	186,108	126,823

Add: Non-operating income	1,733	1,945
Less: Non-operating expenses	(14,493)	(5,567)

Profit before taxation	173,348	123,201

Less: Taxation	(39,718)	(30,146)

Net profit	133,630	93,055

Classified by continuity of operations:
Net profit from continuous operation	133,630	93,055
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	120,266	75,122
Non-controlling interests	13,364	17,933
Earnings per share
Basic earnings per share (RMB Yuan)	0.66	0.41
Diluted earnings per share (RMB Yuan)	0.66	0.41

Other comprehensive income, net of tax	23,273	(7,772)
Other comprehensive income (net of tax) attributable to equity holders of the Company	15,326	(7,119)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(158)	65
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	714	173
Cash flow hedging reserve	8,421	—
Translation differences arising from translation of foreign currency financial statements	6,349	(7,357)
Other comprehensive income (net of tax) attributable to non-controlling interests	7,947	(653)

Total comprehensive income	156,903	85,283

Attributable to:
Equity holders of the Company	135,592	68,003
Non-controlling interests	21,311	17,280

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

4-1.	Income Statement

Item	Three months ended September 30 (July-September)
	2022	2021
	RMB million	RMB million
Operating income	440,600	355,661
Less: Cost of sales	(336,030)	(260,260)
Taxes and surcharges	(54,959)	(45,976)
Selling expenses	(12,770)	(12,799)
General and administrative expenses	(7,918)	(9,394)
Research and development expenses	(3,618)	(2,632)
Finance expenses	(3,161)	(3,512)
Including: Interest expenses	(3,749)	(3,610)
Interest income	513	195
Add: Other income	3,660	1,329
Investment income	11,393	5,679
Including: Income from investment in associates and joint ventures	3,517	2,884
Credit losses	—	(85)
Asset impairment losses	(3)	(59)
Gains on asset disposal	99	369

Operating profit	37,293	28,321

Add: Non-operating income	523	741
Less: Non-operating expenses	(3,298)	(2,182)

Profit before taxation	34,518	26,880

Less: Taxation	(3,289)	(6,198)

Net profit	31,229	20,682

Classified by continuity of operations:
Net profit from continuous operation	31,229	20,682
Net profit from discontinued operation	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.17	0.11
Diluted earnings per share (RMB Yuan)	0.17	0.11
Other comprehensive income, net of tax	329	36
Other comprehensive income (net of tax) attributable to equity holders of the Company	329	36
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(29)	3
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	358	33

Total comprehensive income	31,558	20,718

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

4-2.	Income Statement

Item	Nine months ended September 30
	2022	2021
	RMB million	RMB million
Operating income	1,272,367	1,016,474
Less: Cost of sales	(953,363)	(757,839)
Taxes and surcharges	(161,554)	(126,404)
Selling expenses	(35,315)	(35,080)
General and administrative expenses	(22,665)	(26,570)
Research and development expenses	(11,292)	(9,729)
Finance expenses	(9,855)	(11,207)
Including: Interest expenses	(10,930)	(11,326)
Interest income	983	456
Add: Other income	9,814	2,927
Investment income	34,577	19,445
Including: Income from investment in associates and joint ventures	9,624	8,423
Credit losses	(45)	(113)
Asset impairment losses	(28)	(95)
Gains on asset disposal	356	792

Operating profit	122,997	72,601

Add: Non-operating income	1,425	1,433
Less: Non-operating expenses	(11,680)	(4,603)

Profit before taxation	112,742	69,431

Less: Taxation	(12,113)	(14,544)

Net profit	100,629	54,887

Classified by continuity of operations:
Net profit from continuous operation	100,629	54,887
Net profit from discontinued operation	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.55	0.30
Diluted earnings per share (RMB Yuan)	0.55	0.30
Other comprehensive income, net of tax	477	(93)
Other comprehensive income (net of tax) attributable to equity holders of the Company	477	(93)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(52)	(23)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	529	(70)

Total comprehensive income	101,106	54,794

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

5.	Consolidated Cash Flow Statement

Item	Nine months ended September 30
	2022	2021
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	2,534,856	2,185,778
Cash received relating to other operating activities	194,268	5,013

Sub-total of cash inflows	2,729,124	2,190,791

Cash paid for goods and services	(1,724,003)	(1,593,822)
Cash paid to and on behalf of employees	(102,468)	(99,935)
Payments of various taxes	(356,313)	(248,692)
Cash paid relating to other operating activities	(232,792)	(21,595)

Sub-total of cash outflows	(2,415,576)	(1,964,044)

Net cash flows from operating activities	313,548	226,747

Cash flows from investing activities
Cash received from disposal of investments	30,355	20,339
Cash received from returns on investments	12,016	13,829
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	362	2,881
Net cash received from disposal of subsidiaries and other business units	3,855	33,457

Sub-total of cash inflows	46,588	70,506

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(158,270)	(169,952)
Cash paid to acquire investments	(30,389)	(29,618)
Net cash paid to acquire subsidiaries and other business units	(333)	—

Sub-total of cash outflows	(188,992)	(199,570)

Net cash flows used for investing activities	(142,404)	(129,064)

Cash flows from financing activities
Cash received from capital contributions	293	4
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	293	4
Cash received from borrowings	674,436	614,821

Sub-total of cash inflows	674,729	614,825

Cash repayments of borrowings	(682,182)	(605,680)
Cash payments for interest expenses and distribution of dividends or profits	(63,866)	(43,487)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(4,119)	(15,107)
Cash payments relating to other financing activities	(10,096)	(8,551)

Sub-total of cash outflows	(756,144)	(657,718)

Net cash flows used for financing activities	(81,415)	(42,893)

Effect of foreign exchange rate changes on cash and cash equivalents	8,746	(841)

Net increase in cash and cash equivalents	98,475	53,949
Add: Cash and cash equivalents at beginning of the period	136,789	118,631

Cash and cash equivalents at the end of the period	235,264	172,580

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

6.	Company Cash Flow Statement

Item	Nine months ended September 30
	2022	2021
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,415,065	1,276,465
Cash received relating to other operating activities	11,125	4,049

Sub-total of cash inflows	1,426,190	1,280,514

Cash paid for goods and services	(850,640)	(823,672)
Cash paid to and on behalf of employees	(74,093)	(71,981)
Payments of various taxes	(253,751)	(202,874)
Cash paid relating to other operating activities	(29,975)	(18,822)

Sub-total of cash outflows	(1,208,459)	(1,117,349)

Net cash flows from operating activities	217,731	163,165

Cash flows from investing activities
Cash received from disposal of investments	2,827	5,543
Cash received from returns on investments	54,801	28,433
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	221	2,772

Net cash received from disposal of subsidiaries and other business units	392	—

Sub-total of cash inflows	58,241	36,748

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(102,291)	(118,025)
Cash paid to acquire investments	(5,814)	(8,104)

Sub-total of cash outflows	(108,105)	(126,129)

Net cash flows used for investing activities	(49,864)	(89,381)

Cash flows from financing activities
Cash received from borrowings	99,208	131,844

Sub-total of cash inflows	99,208	131,844

Cash repayments of borrowings	(101,514)	(152,311)
Cash payments for interest expenses and distribution of dividends or profits	(58,720)	(26,533)
Cash payments relating to other financing activities	(1,847)	(3,878)

Sub-total of cash outflows	(162,081)	(182,722)

Net cash flows used for financing activities	(62,873)	(50,878)

Net increase in cash and cash equivalents	104,994	22,906
Add: Cash and cash equivalents at beginning of the period	31,955	40,787

Cash and cash equivalents at the end of the period	136,949	63,693

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

4.2	Financial statements for the third quarter of 2022 prepared in accordance with IFRS

1-1.	Consolidated Statement of Comprehensive Income

	Three months ended September 30 (July-September)
	2022	2021
	RMB million	RMB million
REVENUE	840,780	683,760

OPERATING EXPENSES
Purchases, services and other	(596,888)	(481,620)
Employee compensation costs	(39,629)	(40,860)
Exploration expenses, including exploratory dry holes	(5,994)	(2,721)
Depreciation, depletion and amortisation	(50,596)	(47,471)
Selling, general and administrative expenses	(15,120)	(15,328)
Taxes other than income taxes	(73,584)	(60,853)
Other (expense)/income net	(3,127)	1,393

TOTAL OPERATING EXPENSES	(784,938)	(647,460)

PROFIT FROM OPERATIONS	55,842	36,300

FINANCE COSTS
Exchange gain	10,156	2,332
Exchange loss	(11,234)	(2,075)
Interest income	1,068	451
Interest expense	(5,551)	(4,630)

TOTAL NET FINANCE COSTS	(5,561)	(3,922)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	4,737	3,811

PROFIT BEFORE INCOME TAX EXPENSE	55,018	36,189
INCOME TAX EXPENSE	(13,100)	(10,947)

PROFIT FOR THE PERIOD	41,918	25,242

OTHER COMPREHENSIVE INCOME
(1) Item that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income	(134)	64
(2) Item that are or may be reclassified subsequently to profit or loss:
Cash flow hedging reserve	1,782	—
Currency translation differences	9,328	(4,896)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	491	242

OTHER COMPREHENSIVE INCOME, NET OF TAX	11,467	(4,590)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	53,385	20,652

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	37,880	22,089
Non-controlling interests	4,038	3,153

	41,918	25,242

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	44,519	17,332
Non-controlling interests	8,866	3,320

	53,385	20,652

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	0.21	0.12

1-2.	Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2022	2021
	RMB million	RMB million
REVENUE	2,455,401	1,880,341

OPERATING EXPENSES
Purchases, services and other	(1,708,419)	(1,290,552)
Employee compensation costs	(114,556)	(107,688)
Exploration expenses, including exploratory dry holes	(18,833)	(13,862)
Depreciation, depletion and amortisation	(153,459)	(155,826)
Selling, general and administrative expenses	(43,529)	(45,654)
Taxes other than income taxes	(214,815)	(163,264)
Other (expense)/income net	(26,933)	21,268

TOTAL OPERATING EXPENSES	(2,280,544)	(1,755,578)

PROFIT FROM OPERATIONS	174,857	124,763

FINANCE COSTS
Exchange gain	19,076	10,139
Exchange loss	(20,669)	(9,847)
Interest income	2,443	1,730
Interest expense	(15,195)	(14,824)

TOTAL NET FINANCE COSTS	(14,345)	(12,802)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	12,841	11,244

PROFIT BEFORE INCOME TAX EXPENSE	173,353	123,205
INCOME TAX EXPENSE	(39,718)	(30,146)

PROFIT FOR THE PERIOD	133,635	93,059

OTHER COMPREHENSIVE INCOME
(1) Item that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income	(302)	79
(2) Item that are or may be reclassified subsequently to profit or loss:
Cash flow hedging reserve	8,421	—
Currency translation differences	14,440	(8,024)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	714	173

OTHER COMPREHENSIVE INCOME, NET OF TAX	23,273	(7,772)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	156,908	85,287

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	120,271	75,126
Non-controlling interests	13,364	17,933

	133,635	93,059

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	135,597	68,007
Non-controlling interests	21,311	17,280

	156,908	85,287

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	0.66	0.41

2.	Consolidated Statement of Financial Position

	September 30, 2022	December 31, 2021
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,445,085	1,459,296
Investments in associates and joint ventures	272,805	265,785
Equity investments measured at fair value through other comprehensive income	779	1,168
Right-of-use assets	205,049	208,606
Intangible and other non-current assets	79,143	66,344
Deferred tax assets	16,167	12,161
Time deposits with maturities over one year	4,299	8,064

TOTAL NON-CURRENT ASSETS	2,023,327	2,021,424

CURRENT ASSETS
Inventories	206,494	143,848
Accounts receivable	98,557	52,746
Derivative financial assets	41,112	3,913
Prepayments and other current assets	150,735	112,820
Financial assets at fair value through other comprehensive income	8,363	3,975
Time deposits with maturities over three months but within one year	29,464	26,747
Cash and cash equivalents	235,264	136,789

TOTAL CURRENT ASSETS	769,989	480,838

CURRENT LIABILITIES
Accounts payable and accrued liabilities	445,536	299,121
Contract liabilities	84,920	78,481
Income taxes payable	19,211	9,915
Other taxes payable	57,183	66,859
Short-term borrowings	102,734	53,275
Derivative financial liabilities	37,101	3,881
Lease liabilities	7,288	6,626

TOTAL CURRENT LIABILITIES	753,973	518,158

NET CURRENT ASSETS/(LIABILITIES)	16,016	(37,320)

TOTAL ASSETS LESS CURRENT LIABILITIES	2,039,343	1,984,104

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	837,560	771,980
Reserves	322,378	308,560

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,342,959	1,263,561
NON-CONTROLLING INTERESTS	169,766	145,308

TOTAL EQUITY	1,512,725	1,408,869

NON-CURRENT LIABILITIES
Long-term borrowings	239,476	287,175
Asset retirement obligations	134,686	129,405
Lease liabilities	120,517	123,222
Deferred tax liabilities	22,644	26,638
Other long-term obligations	9,295	8,795

TOTAL NON-CURRENT LIABILITIES	526,618	575,235

TOTAL EQUITY AND NON-CURRENT LIABILITIES	2,039,343	1,984,104

3.	Consolidated Statement of Cash Flows

	Nine months ended September 30
	2022	2021
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	133,635	93,059
Adjustments for:
Income tax expense	39,718	30,146
Depreciation, depletion and amortisation	153,459	155,826
Capitalised exploratory costs charged to expense	11,619	5,574
Safety fund reserve	2,864	1,657
Share of profit of associates and joint ventures	(12,841)	(11,244)
Accrual of provision for impairment of receivables, net	439	336
Write down in inventories, net	574	59
Impairment of other non-current assets	—	490
Loss on disposal and scrap of property, plant and equipment	7,923	576
Gain on disposal and scrap of other non-current assets	(309)	(524)
Gain on disposal of subsidiaries	(60)	(18,928)
Fair value loss	1,563	—
Dividend income	(2)	(17)
Interest income	(2,443)	(1,730)
Interest expense	15,195	14,824
Changes in working capital:
Accounts receivable, prepayments and other current assets	(89,591)	(34,293)
Inventories	(63,220)	(19,477)
Accounts payable and accrued liabilities	158,005	35,683
Contract liabilities	6,439	(1,845)

CASH FLOWS GENERATED FROM OPERATIONS	362,967	250,172
Income taxes paid	(49,419)	(23,425)

NET CASH FLOWS FROM OPERATING ACTIVITIES	313,548	226,747

3.	Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2022	2021
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(157,868)	(169,378)
Acquisition of investments in associates and joint ventures	(1,103)	(3,546)
Prepayments on long-term leases	—	(81)
Acquisition of intangible assets and other non-current assets	(402)	(493)
Acquisition of subsidiaries	(333)	—
Proceeds from disposal of property, plant and equipment	89	2,546
Proceeds from disposal of other non-current assets	291	335
Proceeds from disposal of investments and investments in associates	3,855	33,457
Interest received	1,765	1,944
Dividends received	10,251	11,885
Decrease/(Increase) in time deposits with maturities over three months	1,051	(5,733)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(142,404)	(129,064)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(594,481)	(566,376)
Repayments of long-term borrowings	(87,701)	(39,304)
Repayments of lease liabilities	(10,096)	(8,551)
Interest paid	(9,337)	(10,410)
Dividends paid to non-controlling interests	(4,119)	(15,107)
Dividends paid to owners of the Company	(50,410)	(17,970)
Increase in short-term borrowings	605,048	517,860
Increase in long-term borrowings	69,388	96,961
Cash contribution from non-controlling interests	293	4

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(81,415)	(42,893)

TRANSLATION OF FOREIGN CURRENCY	8,746	(841)

Increase in cash and cash equivalents	98,475	53,949
Cash and cash equivalents at beginning of the period	136,789	118,631

Cash and cash equivalents at end of the period	235,264	172,580

4.	Segment Information

	Nine months ended September 30
	2022	2021
	RMB million	RMB million
Revenue
Oil, Gas and New Energies(1)
Intersegment sales	578,823	405,980
Revenue from external customers	109,936	81,499

	688,759	487,479
Refining, Chemicals and New Materials(1)
Intersegment sales	624,806	461,359
Revenue from external customers	254,715	244,452

	879,521	705,811
Marketing
Intersegment sales	374,681	275,318
Revenue from external customers	1,734,744	1,282,311

	2,109,425	1,557,629
Natural Gas Marketing
Intersegment sales	15,741	14,040
Revenue from external customers	354,321	270,983

	370,062	285,023
Head Office and Other
Intersegment sales	188	107
Revenue from external customers	1,685	1,096

	1,873	1,203
Total revenue from external customers	2,455,401	1,880,341

Profit/(loss) from operations
Oil, Gas and New Energies(1)	138,933	58,369
Refining, Chemicals and New Materials(1)	26,366	31,990
Marketing	7,242	8,776
Natural Gas Marketing	15,644	36,715
Head Office and Other	(13,328)	(11,087)

	174,857	124,763

Note (1):

Since the third quarter of 2022, the Exploration and Production Segment has been renamed as Oil, Gas and New Energies Segment, and the Refining and Chemicals Segment has been renamed as Refining, Chemicals and New Materials Segment in the segment information of the Group.

4.3	Auditor’s Report

If the quarterly report is audited by a certified public accountant, the appendix should disclose the body of the auditor’s report.

☐ Applicable        ☒ Inapplicable

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

October 27, 2022

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Dai Houliang as the Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.